Paul*Hastings*

Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W.
Washington, DC 20005
telephone 202-551-1700 · facsimile 202-551-1705 · www.paulhastings.com



08006309

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(202) 551-1870
georgefatula@paulhastings.com

December 19, 2008

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Re: <u>Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended</u>

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on <u>Schedule 1</u> attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of November 2008, the Company:

(i)   has made or is required to make public pursuant to the laws of Japan;

(ii)   has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii)   has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on <u>Schedule 1</u>.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

George D. Fatula
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 82073539.1

Information Published, Filed or Distributed during November 2008

1. Analyst and Investor Briefing on the Second Quarter of the Fiscal Year Ending March 31, 2009 (FY2009.3) (Exhibit 1)

2. Yamaha announces a change in the date of the merger of two domestic audio engineering subsidiaries (Exhibit 2)

3. Brief explanation of Quarterly Report for the second Quarter of the 185th Fiscal year ending March 31,2009 (July 1, 2008 - September 30, 2008) with Financial Statements (Exhibit 3)

4. Corporate Governance Report revised on November 11, 2008 (Exhibit 4)

Exhibit 1



Analyst and Investor Briefing on the Second Quarter of the Fiscal Year Ending March 31, 2009 (FY2009.3)

November 4, 2008
YAMAHA CORPORATION

Overview of Performance in the Second Quarter of FY2009.3

 YAMAHA

2Q External Environment

- Business confidence deteriorated compared to that of 1Q in the July-September period.
  - After showing strong 1Q results, the European market slowed, particularly in Germany and the UK.
  - Mobile phone shipments in Japan shrank further.
- Spiraling materials prices were joined by rising costs for utilities such as electricity and gas, and higher transport charges.

2Q (July-Sept) Results

- Second quarter sales and income were lower than previous projections (made on August 1) and were down year-on-year.
- Net sales were 4.1% (¥5.5 billion) lower than previous projections. Discounting the impact of exchange rates (+¥1.2 billion), actual sales were 5.0% (¥6.7 billion) below previous projections.

Excluding the impact of business handover (-¥7.4 billion) and exchange rates (-¥4.2 billion), actual sales fell by 4.8% (¥6.7 billion) year-on-year.

- Operating income was ¥3.7 billion below previous projections. Discounting the impact of exchange rates (+¥0.7 billion) actual operating income was ¥4.4 lower than projected, chiefly due to reduced sales.

First Half Results

- Sales and operating income fell year-on-year.
- Discounting the impact of business handover (-¥14.3 billion) and exchange rates (-¥9.1 billion) actual net sales decreased by 2.6% (¥6.8 billion) compared to the same period of the previous year.
- Operating income was down 37.4% (¥8.0 billion) year-on-year, due to lower sales, rising materials costs, unfavorable exchange rates (¥0.8 billion) and investment losses on retirement benefit obligations (¥1.0 billion).

Performance in the First Half of FY2009.3　⊛YAMAHA

➢ Net sales and operating income were lower than last year's 1H figures and previous projections (made on August 1)

(Billions of yen)

	FY2008.3 (1H) actual	FY2009.3 (1H) actual	Change from same period of previous year	FY2009.3 (1H) previous projections	Change from projections	FY2009.3 2Q results	FY2008.3 2Q results
Net sales	280.7	250.5	-10.7%	256.0	-2.1%	127.3	145.5
Operating income (Operating income ratio)	21.3	13.3 (5.3%)	-37.4%	17.0	-21.6%	7.7	14.0
Ordinary income (Ordinary income ratio)	21.6	13.3 (5.3%)	-38.5%	16.5	-19.5%	7.5	14.1
Net income (Net income ratio)	30.8	4.4 (1.7%)	-85.8%	7.5	-41.7%	3.3	7.6

Currency exchange rates (yen)

		FY2008.3 (1H) actual	FY2009.3 (1H) actual		FY2009.3 (1H) previous projections		FY2009.3 2Q results	FY2008.3 2Q results
Net sales	US$	119	106		105		108	118
	EUR	162	163		161		162	162
Operating income	US$	120	106		104		108	119
	EUR	158	157		158		158	160



Performance by Business Segment in
First Half of FY2009.3

Net Sales

(Billions of yen)

	FY2008.3 (1H)	FY2009.3 (1H)	FY2009.3 (1H) (previous projections)
Total	280.7 (-10.7%)	250.5	256.0 (-2.1%)
Others	25.4 (-24.9)	19.1	19.5 (-2.3)
Lifestyle-related products	22.9 (-5.4)	21.6	22.0 (-1.7)
Electronic devices*	27.9 (-53.0)	13.1	14.5 (-9.5)
AV/IT	33.7 (-10.1)	30.3	31.5 (-3.8)
Musical instruments	170.8 (-2.6)	166.4	168.5 (-1.2)

Figures in parentheses represent changes from the previous period or from previous projections

Impact of exchange rates
Year-on-year: -¥9.1 billion (musical instruments -¥7.1 billion, AV/IT -¥1.7 billion, semiconductors -¥0.2 billion)
Versus previous projections: +¥1.2 billion (musical instruments +¥0.9 billion, AV/IT +¥0.2 billion)

Operating Income

(Billions of yen)

	FY2008.3 (1H)	FY2009.3 (1H)	FY2009.3 (1H) (previous projections)
Total	21.3	13.3	17.0
Others	0.3	0.4	0.5
Lifestyle-related products	0.3	0.2	0
Electronic devices*	1.8	-0.6	0
AV/IT	0.8	-0.5	0.5
Musical instruments	18.0	13.8	16.0

Impact of exchange rates
Year-on-year: -¥0.8 billion (musical instruments -¥0.7 billion, AV/IT -¥0.2 billion, semiconductors +¥0.1 billion)
Versus previous projections: +¥0.7 billion (musical instruments +¥0.6 billion, AV/IT +¥0.1 billion)

*FY2008.3 figures for electronic devices include electronic metal products which was transferred to DOWA during the FY2008.3.

Business Environment in the Second Half of FY2009.3 and Full Year Performance Forecast  YAMAHA

Business Environment in the Second Half

■ Further deterioration in the macroeconomic environment

　・ Slowdown in individual consumption, especially in Japan, U.S. and Europe

　　・ Decline in corporate business orders

　　　(automotive components, mobile phone chips, pachinko machine chips, etc.)

■ Sharp rise of the yen

■ Costs for crude oil, energy, transportation, etc. remain high

Full Year Performance Forecast

■ Sales and income are projected to be lower than last year's figures and previous projections (made on August 1)

　・ Further reductions in production as sales decline and inventories are cut back

■ Tax burden will increase due to the impact of tax effect accounting, and net income is expected to show a substantial decline from the previous projection, to ¥1.5 billion

■ Measures to improve performance

　・ Reduction in expenses, cost-cutting

　・ Review of capital expenditure and R&D expenses

　・ Thorough inventory control through measures including reduced production and inventory sell-off

Forecast for Performance in FY2009.3 (Full Year) ⊛YAMAHA

➢Full year sales and income projections re-revised downward

(Billions of yen)

	FY2008.3 Actual			FY2009.3 New Projections			Change from previous fiscal year	Previous projections
	1H	2H	Total	1H	2H	Total		
Net sales	280.7	268.1	548.8	250.5	237.5	488.0	-11.1%	533.0
Operating income (operating income ratio)	21.3	11.5	32.8 (6.0%)	13.3	1.2	14.5 (3.0%)	-55.9%	30.5
Ordinary income (ordinary income ratio)	21.6	11.0	32.6 (5.9%)	13.3	-0.3	13.0 (2.7%)	-60.1%	28.5
Net income (net income ratio)	30.8	8.8	39.6 (7.2%)	4.4	-2.9	1.5 (0.3%)	-96.2%	16.5

Currency exchange rates (yen)

		1H	2H	Total	1H	2H	Total		Previous projections
Net sales	US$	119	109	114	106	95	102		105
Net sales	EUR	162	161	162	163	120	145		161
Operating income	US$	120	111	116	106	95	101		105
Operating income	EUR	158	159	159	157	150*	154		159

*Regarding the 2H EUR rate, Yamaha has already entered into a foreign exchange forward contract at the rate of 159 yens for approximately 76% of projected EUR sales. As for the remaining 24%, the rate is forecast to be 120 yens.

6



FY2009.3 Full-Year Forecast for Performance by Business Segment

YAMAHA

Net Sales
(Billions of yen)

Segment	FY2008.3	FY2009.3 (new projections)	FY2009.3 (previous projections)
Total	548.8 (-11.1%)	488.0	533.0 (-8.4%)
Others	47.4 (-25.1)	35.5	39.0 (-9.0)
Lifestyle-related products	45.5 (-2.2)	44.5	45.0 (-1.1)
Electronic devices*	45.0 (-41.1)	26.5	33.0 (-19.7)
AV/IT	70.8 (-12.4)	62.0	71.0 (-12.7)
Musical instruments	340.0 (-6.0)	319.5	345.0 (-7.4)

Figures in parentheses represent changes from the previous period or from previous projections

Impact of exchange rates
Year-on-year: -¥35.9 billion (musical instruments -¥27.2 billion, AV/IT -¥8.3 billion, semiconductors -¥0.4 billion)
Versus previous projections: -¥21.1 billion (musical instruments -¥15.8 billion, AV/IT -¥5.3 billion)

Operating Income
(Billions of yen)

Segment	FY2008.3	FY2009.3 (new projections)	FY2009.3 (previous projections)
Total	32.8	14.5	30.5
Others	0.6	-1.0	0.5
Lifestyle-related products	0.6	0	0.5
Electronic devices	1.9	-2.0	0.5
AV/IT	1.8	-0.5	1.0
Musical instruments	27.9	18.0	28.0

Impact of exchange rates
Year-on-year: -¥6.7 billion (musical instruments -¥7.2 billion, AV/IT +¥0.4 billion, semiconductors +¥0.1 billion)
Versus previous projections: -¥2.9 billion (musical instruments -¥3.3 billion, AV/IT +¥0.4 billion)

*FY2008.3 figures for electronic devices include electronic metal products which was transferred to DOWA during the FY2008.3.



Musical Instruments



1H Overview

· Sales and income were lower than last year's 1H figures and previous projections.

· Discounting the impact of exchange rates, actual sales were 1.6% (¥2.7 billion) up on the same period of the previous year (including ¥1.5 billion of sales by newly-consolidated subsidiaries).

· Actual sales decreased year-on-year in North America, but rose in China and other emerging markets. Actual sales in North America and Europe were below previous projections.

· Sales of guitars, electronic drums and professional audio equipment were up compared to both previous projections and the same period of the previous year. However, piano sales continued to struggle, particularly in Japan and North America.

· Operating income declined year-on-year due to factors including unfavorable exchange rates, raw material cost increases, and investment losses on retirement benefit obligations. Previous projections were not met due to falling sales and increased costs.

· Discounting the impact of exchange rates, inventories at the end of the first half were higher than the same period of the previous year and previous projections.

Full Year Overview and 2H Priorities

· Full year sales and operating income are expected to be lower than previous projections.

· Discounting the impact of exchange rates and including ¥4.7 billion of sales by newly-consolidated subsidiaries, actual sales are projected to increase 2.0% (¥6.7 billion) year-on-year.

· Operating income will fall year-on-year due to factors including unfavorable exchange rates associated with the strong yen, raw material cost increases, investment losses on retirement benefit obligations, and amortization of goodwill.

· Steadily launch and expand sales of new products in time for the year-end sales rush in Europe and the U.S.

· Expand sales in emerging markets (China, Latin America, Eastern Europe, etc.)

· Improve profitability through cost-cutting and reduction in expenses.

Musical Instruments: Sales by Region

YAMAHA

(Billions of yen)

Figures in parentheses show actual year-on-year change, discounting the impact of exchange rates

Japan

Includes ¥1.1 billion of sales by newly-consolidated subsidiaries

	FY2008.3	FY2009.3
2Q	68.7	69.5 (+1%)
	31.5	32.6 (+4%)
1Q	37.2	36.9 (-1%)

North America

1H

	FY2008.3	FY2009.3
	33.6	27.8 (-7%)
	19.6	5.8 (-11%)
		(-2%)

Europe

	FY2008.3	FY2009.3
	37.4	36.2 (-1%)
	20.7	19.1 (-5%)
	16.7	17.1 (+4%)

China

	FY2008.3	FY2009.3
	6.8	7.6 (+18%)
	2.8	3.0 (+20%)
		(+15%)

Other regions

Includes ¥0.4 billion of sales by newly-consolidated subsidiaries

	FY2008.3	FY2009.3
	24.3	25.3 (+14%)
	13.0	13.1 (+7%)
	11.3	12.2 (+22%)

Full Year Projections

Includes ¥2.3 billion of sales by newly-consolidated subsidiaries

Japan

	FY2008.3	FY2009.3 projection
2H	135.0	134.7 (±0%)
	66.3	65.2 (-2%)
1H	68.7	69.5 (+1%)

North America

	FY2008.3	FY2009.3 projection
	66.1	55.2 (-4%)
	32.—	(-2%)
		(-7%)

Europe

	FY2008.3	FY2009.3 projection
	77.0	68.8 (+4%)
	39.6	32.6 (+8%)
	37.4	36.2 (-1%)

China

Includes ¥1.5 billion of sales by newly-consolidated subsidiary (NEXO)

	FY2008.3	FY2009.3 projection
	12.8	14.6 (+20%)
	6.8	7.6 (+23%)
		(+18%)

Other regions

Includes ¥0.8 billion of sales by newly-consolidated subsidiaries

	FY2008.3	FY2009.3 projection
	49.1	46.2 (+10%)
	24.8	20.9 (+5%)
	24.3	25.3 (+14%)



9

Yamaha Musical Instruments: Sales by Region ⊛YAMAHA

(Billions of yen)



Yamaha Musical Instrument Sales by Region

Yamaha musical instrument sales: ¥223.9 billion

- Japan 48.9
- Other regions 41.3
- Europe 66.0
- China
- North America

	Musical Instrument Sales by Region
Japan	Sales of large keyboard instruments (pianos, Electone™) were slow. While the launch of new digital piano models will recoup lost ground over the full year, it will be difficult to match the previous year's results.
North America	Large-ticket products such as pianos continue to struggle in the face of the housing slump and financial uncertainty. Overall sales are projected to decline year-on-year. Wind instrument and guitar sales remain robust. Sales of professional audio equipment are expected to be in line with the previous year, driven by digital mixer products.
Europe	First half sales were up in the emerging markets of Eastern Europe, but due to the slowdown in the mature markets of Western Europe, results for the region as a whole fell short of last year's figures. Wind instruments and synthesizers are struggling.
China	Continuing development of dealer networks for pianos, which account for approximately half of all sales, has seen sales rise 30% year-on-year. Although portable keyboards, wind instruments and professional audio equipment are showing only single-digit growth, overall sales growth is still projected to be 20%.
Other regions	Despite global economic slowdown and exchange rate concerns, platforms for growth continue to develop in Asia, Latin America and the Middle East. Local operations have begun in Russia and a local sales affiliate has been established in India.



Musical Instrument Sales in Emerging Markets

⊛YAMAHA

(Billions of yen)

- Pianos
- Digital musical instruments
- Wind instruments
- String & percussion instruments
- Professional audio equipment

Figures in parentheses show actual year-on-year change, discounting the impact of exchange rates

Russia

Pie chart: 56%, 12%, 16%, 8%, 8%

	FY2008.3	FY2009.3 projection
	2.4	2.5 (+11%)
	1.8	1.8
	0.6	0.7

China



Pie chart: 51%, 14%, 1%, 9%, 25%

	FY2008.3	FY2009.3 projection
	12.8	14.6 (+20%)
	6.0	7.0

Eastern Europe

Pie chart: 50%, 14%, 22%, 4%, 10%

	FY2008.3	FY2009.3 projection
2H	6.5	7.3 (+13%)
	3.5	3.9
1H	3.0	3.4

Latin America




Pie chart: 41%, 6%, 32%, 10%, 11%

	FY2008.3	FY2009.3 projection
	10.7	12.2 (+16%)
	5.3	5.5
	5.4	6.7

Middle East

Pie chart: 56%, 13%, 18%, 9%, 4%

	FY2008.3	FY2009.3 projection
	5.7	5.8 (+10%)
	2.8	2.8
	2.9	3.0

Musical Instruments: Sales by Product Category ◈YAMAHA

(Billions of yen)

Figures in parentheses show actual year-on-year change, discounting the impact of exchange rates



Pianos

2H	54.6	49.4 (-1%)
		(-1%)
1H		(-2%)
	FY2008.3	FY2009.3 projection

Digital Musical Instruments

79.6   71.9 (+2%)
(+3%)
(+2%)

FY2008.3   FY2009.3 projection

Electone ™

	6.3	6.0 (-5%)
	2.9	2.8 (-3%)
	3.4	3.2 (-6%)
	FY2008.3	FY2009.3 projection

Professional Audio Equipment

NEXO ¥1.7 billion

	35.0	34.7 (+13%)
	17.1	16.7 (+19%)
		(+8%)
	FY2008.3	FY2009.3 projection

String & Percussion Instruments

	24.6	23.4 (+7%)
	12.8	10.9 (+1%)
	11.8	12.5 (+12%)
	FY2008.3	FY2009.3 projection

Wind Instruments

	43.3	39.0 (-1%)
	18.9	16.1 (±0%)
	24.4	22.9 (-1%)
	FY2008.3	FY2009.3 projection

Musical Instruments: Sales by Product  YAMAHA

Musical Instrument Sales by Product	
Pianos	Developed countries continue to struggle, as stagnation in Japan and North America is compounded by economic slowdown in Europe . However, global unit sales are projected to increase due to growth in China and the rest of Asia, Latin America and the Middle East.
Digital musical instruments	First half digital piano sales rose year-on-year with the launch of the new CLP series Clavinova™ products. However, overall sales declined as portable keyboard business at mass merchandisers in North America reduced the number of display places and synthesizer sales struggled following the launch of new products last year. Electone™ sales also fell year-on-year.
Wind instruments	Sales remains robust in North America but is falling off in Europe. While sales of high-end products generally remain robust, low-priced products are sluggish.
Guitars/drums	Acoustic guitar sales are strong in North America as well as Europe and Asia. Electric-acoustic guitar sales are growing in line with expectations. While acoustic drums are struggling, electronic drums make up for the shortfall.
Professional audio equipment	Orders are dropping in both numbers and size amid the economic slowdown, but key digital mixer products are selling well.

AV/IT


⊛YAMAHA

1H Overview

- Sales and income were lower than last year's 1H figures and previous projections.
- Discounting the impact of exchange rates, actual sales declined by 5.0% (¥1.7 billion) year-on-year.
- Operating income was lower than the same period of the previous year, due to reduced sales and unfavorable exchange rates associated with the weak euro. Operating income was also below previous projections due to reduced sales.
- Discounting the impact of exchange rates, actual inventory at the end of the first half was broadly in line with the same period of the previous year.

Full Year Overview and 2H Priorities

- Downward revision of full year sales projections. An operating loss is projected in conjunction with reduced productivity from production cutback.
- Expand sales of AV products during period of high demand at holiday shopping season.
    - Strengthen and expand front surround systems
    - Increase AV receiver sales
    - Launch desktop audio products such as i-Pod dock
- Reinforce HiFi audio products
- Continue to raise awareness of conferencing systems and develop sales channels.



(Billions of yen)

(Billions of yen)

Electronic Devices

❀YAMAHA

1H Overview

· Sales and income were lower than last year's 1H figures and previous projections.

· Sales declined sharply year-on-year due to factors including weak demand for LSI sound chips for mobile phones and a sluggish market for pachinko-related LSI products.

Previous projections were not met due to weak demand as a result of falling mobile phone sales in Japan.

Full Year Overview and 2H Priorities

· Sharp downward revision of full year sales and operating income projections – key factors behind this are falling Japanese demand for LSI sound chips for mobile phones and LSI chips for pachinko-related products.

· Expand digital amplifier LSI sales

· Put mass production of silicon microphones on track



(Billions of yen)

Electronic metals

Semi-conductors

Net sales

Operating income

27.9 9.2

-0.6 1.8

45.0 9.2 1.9

-2.0

0.5

FY2008.3 / FY2009.3

FY2009.3 (previous projection)

FY2008.3 (full year)

FY2009.3 (full year new projection)

FY2009.3 (full year previous projection)

Lifestyle-Related Products



1H Overview

- Sales and income were lower than last year's 1H figures and previous projections.

- Although new housing starts rose year-on-year from August onward, they continue at historically low levels.

- Second quarter (July-Sept) system kitchen sales were broadly in line with the same period of the previous year. System bathroom sales again declined year-on-year.

- Remodeling business accounted for 23% of first half sales, about the same level as the same period of the previous year.

- Operating income was lower than both last year's figures and previous projections due to reduced gross profit margins associated with lower unit prices.

Full Year Overview and 2H Priorities

- Downward revision of full year sales and operating income projections.

- Reinforce remodeling business through enhancement of sales channels and showrooms.

- Expand system kitchen sales by promoting appeal of artificial marble products, a Yamaha strength.

- Further cut production costs by reducing expenses and streamlining manufacturing processes.





(Billions of yen)

	Installation, etc.	Bathrooms	Kitchens		
FY2008.3	3.0	7.8	12.1	0.3	22.9
FY2009.3	2.8	6.9	11.9	-0.5	21.6
FY2009.3 (previous projection)	2.7	6.8	12.5	0	22.0

——— Net sales ———
——— Operating income ———

(Billions of yen)

FY2008.3 (full year)	5.8	14.8	24.9	0.6	45.5
FY2009.3 (full year new projection)	5.5	13.8	25.2	0	44.5
FY2009.3 (full year previous projection)	5.5	13.3	26.2	0.5	45.0

Others

⊛ YAMAHA

1H Overview

· In conjunction with last year's handover of some facilities, recreation business profitability improved significantly year-on-year.

· Due to decreased production by finished product manufacturers, sales of automobile interior wood components declined sharply year-on-year.

· Delay in achieving improved yields for magnesium molded parts.

· Golf products continued to perform well in Japan and other Asian markets.

Full Year Overview and 2H Priorities

· Downward revision of full year forecast due to further fall in orders for automobile interior wood components.

· Continue to focus on reducing manufacturing costs by improving yields for automobile interior wood components and magnesium molded parts.

· Although food and energy costs are high, aim for improved profitability in the recreation business by attracting more customers and making cost reduction efforts.



(Billions of yen)

Metallic molds & components

Recreation

Golf

Automobile interior wood components

25.4   19.1   19.5

8.7   3.5   3.6

2.5   3.5   3.5

0.3   0.4   0.5

FY2008.3   FY2009.3   FY2009.3 (previous projection)

Net sales

Operating income

(Billions of yen)

47.4   35.5   39.0

11.4   6.5   6.6

0.8   -1.0   0.5

FY2008.3 (full year)   FY2009.3 (full year new projection)   FY2009.3 (full year previous projection)

Capital Expenditure/Depreciation/R&D Expenses  YAMAHA

(Billions of yen)

Capital Expenditure (Depreciation)

1H

Capital Expenditure (Depreciation)	FY2008.3	FY2009.3	FY2009.3 (previous projections)
Total	12.7 (10.6)	9.0 (8.8)	14.0 (9.2)
Others	1.7	1.7	2.9
Electronic devices*	1.4	0.8	0.9
AV/IT	1.1	1.0	2.1
Musical instruments	8.5	5.6	8.1

Full year

Capital Expenditure (Depreciation)	FY2008.3	FY2009.3 (new projections)	FY2009.3 (previous projections)
Total	24.4 (20.3)	27.5 (18.8)	30.5 (19.4)
Others	3.5	4.1	5.3
Electronic devices*	2.4	3.6	4.1
AV/IT	2.0	2.2	3.6
Musical instruments	16.5	17.6	17.5

R&D Expenses

1H

R&D Expenses	FY2008.3	FY2009.3	FY2009.3 (previous projections)
Total	12.0	12.2	12.8
Others	1.1	1.2	1.4
Electronic devices*	2.6	2.5	2.5
AV/IT	2.6	2.7	2.8
Musical instruments	5.7	5.8	6.1

Full year

R&D Expenses	FY2008.3	FY2009.3 (new projections)	FY2009.3 (previous projections)
Total	24.9	25.0	25.5
Others	2.8	2.6	2.7
Electronic devices*	5.4	5.3	5.3
AV/IT	5.1	5.4	5.5
Musical instruments	11.6	11.7	12.0

*FY2008.3 figures for electronic devices include electronic metal products which was transferred to DOWA during the FY2008.3.

18



Inventories

➤ Inventories at the end of the first half were ¥4.5 billion lower than the same period of the previous year (discounting the impact of exchange rates and handover of electronic metal products inventories, actual inventories rose by ¥7.9 billion).

➤ Discounting the impact of exchange rates, actual inventories were ¥4.2 billion higher than previous projections.

End of 1H

(Billions of yen)

	FY2008.3	FY2009.3 (projection)	FY2009.3 (previous projection)
Goods in process/materials	95.6	91.1	89.0
	32.4	28.4	26.7
Other products	3.1	3.8	3.7
AV/IT	13.6	12.4	13.5
Musical instruments	46.5	46.5	45.1
Impact of exchange rates	7.2	2.1	

End of Fiscal Year

(Billions of yen)

	FY2008.3	FY2009.3 (new projection)	FY2009.3 (previous projection)
	76.3	73.7	75.5
	25.5	24.4	24.9
	3.1	3.8	3.1
	9.1	7.6	9.0
	38.6	37.9	38.5
Impact of exchange rates		3.7	5.2

Balance Sheet Summary Forecast

 ⊛YAMAHA

	As of End of 1H			As of Fiscal Year End (2008 actual and 2009 projection)		
	As of Sept. 30, 2007	As of Sept. 30, 2008	Change	As of Mar. 31, 2008	As of Mar. 31, 2009	Change
Cash and deposits	95.8	62.4	-33.4	104.0	45.8	-58.2
Notes and accounts receivable	87.1	72.4	-14.7	65.1	65.0	-0.1
Inventories	95.6	91.1	-4.5	76.3	73.7	-2.6
Other current assets	30.8	25.3	-5.5	30.3	30.5	0.2
Fixed assets	327.6	248.9	-78.7	264.6	261.2	-3.4
Total assets	636.8	500.1	-136.7	540.3	476.2	-64.1
Notes and accounts payable	46.0	37.9	-8.1	35.0	35.7	0.7
Short- and long-term loans	36.9	30.5	-6.4	21.0	22.7	1.7
Resort membership deposits	17.8	16.9	-0.9	17.0	16.9	-0.1
Other liabilities	152.7	101.1	-51.6	124.3	102.1	-22.2
Total net assets	383.3	313.7	-69.6	343.0	298.8	-44.2
Total liabilities and net assets	636.8	500.1	-136.7	540.3	476.2	-64.1

Note: Balance of cash and deposits includes negotiable deposits

Return to Shareholders



Dividend

> Based on a stable and ongoing dividend, Yamaha will strive to further return profits to shareholders, targeting a consolidated payout ratio of 40%

> An annual per-share dividend of ¥50 is planned for FY2009.3 (regular dividend of ¥30, special dividend of ¥20)

(Yen)

Consolidated payout ratio (%)

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3 (projection)
Dividend	10	15	20	20	22.5	50	50
Payout ratio	11.5	7.1	21.1	14.7	16.6	6.1	

Share buyback

· Number of shares acquired:　Approx. 9 million

· Amount of shares acquired:　¥18.0 billion

*Note: Shares cancelled on June 30, 2008

21

Appendix



First Half Non-Operating Income/Loss & Extraordinary Income/Loss

(Billions of yen)

	FY2008.3 (1H) actual	FY2009.3 (1H) actual	FY2009.3 (1H) (previous projections)
Non-operating income/loss			
Net financial income	1.8	1.6	1.5
Other	-1.5	-1.6	-2.0
Total	+ 0.3	0	-0.5
Extraordinary income/loss			
Income from (loss on) disposal of fixed assets	0.9	-0.3	-0.4
Other	27.3	-0.1	-0.1
Total	+28.2	-0.4	-0.5
Income taxes and other expenses			
Income taxes -current	29.9	3.9	6.2
Income taxes -deferred	-11.4	4.5	2.2
Minority interests in income	0.5	0.1	0.1
Total	19.0	8.5	8.5

Gain on sale of shares in Yamaha Motor Co., Ltd. 27.8

24

Full-Year Non-Operating Income/Loss & Extraordinary Income/Loss

 YAMAHA

(Billions of yen)

	FY2008.3 actual	FY2009.3 (new projections)	FY2009.3 (previous projections)
Non-operating income/loss			
Net financial income	2.9	2.4	2.1
Other	-3.1	-3.9	-4.1
Total	-0.2	-1.5	-2.0

· Yamaha Motor Co., Ltd. dividend 1.7
· Yamaha Motor Co., Ltd. dividend 1.7

	FY2008.3 actual	FY2009.3 (new projections)	FY2009.3 (previous projections)
Extraordinary income/loss			
Income from (loss on) disposal of fixed assets	0.8	-0.7	-0.7
Other	29.1	0.2	-0.3
Total	+29.9	-0.5	-1.0

· Gain on sale of shares in Yamaha Motor Co., Ltd. 27.8
· Special retirement allowances -0.8

	FY2008.3 actual	FY2009.3 (new projections)	FY2009.3 (previous projections)
Income taxes and other expenses			
Income taxes -current	17.5	4.4	7.9
Income taxes -deferred	4.7	6.3	2.7
Minority interests in income	0.7	0.3	0.4
Total	22.9	11.0	11.0

Yamaha Musical Instrument and Professional Audio Equipment Sales in the Japanese Market  YAMAHA

(Billions of yen)

Music schools, etc.

Yamaha musical instruments

First Half

73.7 (105%)
69.5 (94%)
69.0 (99%)
68.7 (100%)
69.5 (101%)

32.2 (109%)
27.8 (86%)
26.0 (94%)
26.8 (103%)
25.8 (96%)

FY05.3 FY06.3 FY07.3 FY08.3 FY09.3

Full Year

140.2 (104%)
136.8 (98%)
136.5 (100%)
135.0 (99%)
134.7 (100%)

56.9 (110%)
51.7 (91%)
52.1 (101%)
50.6 (97%)
48.9 (97%)

FY05.3 FY06.3 FY07.3 FY08.3 FY09.3
(Projection)

Figures in parentheses are year-on-year comparisons   26

Yamaha Musical Instrument and Professional Audio Equipment Sales in the U.S. Market





(Millions of US$)



First Half

245 (98%)
251 (103%)
259 (103%)
252 (97%)
238 (94%)

FY05.3 FY06.3 FY07.3 FY08.3 FY09.3

Full Year

536 (104%)
555 (104%)
544 (98%)
525 (97%)
499 (95%)

FY05.3 FY06.3 FY07.3 FY08.3 FY09.3
(Projection)

Figures in parentheses are year-on-year comparisons   27

Yamaha Musical Instrument and Professional Audio Equipment Sales in the German Market

 YAMAHA

(Millions of euro)

First Half

49 (99%) · 46 (95%) · 43 (97%) · 47 (106%) · 44 (97%)

FY05.3 FY06.3 FY07.3 FY08.3 FY09.3

Full Year

94 (93%) · 95 (101%) · 99 (104%) · 100 (101%) · 96 (97%)

FY05.3 FY06.3 FY07.3 FY08.3 FY09.3 (Projection)

Figures in parentheses are year-on-year comparisons   28

Yamaha Musical Instrument and Professional Audio Equipment Sales in the Chinese Market

 ⊛ YAMAHA

(Millions of yuan)

First Half

285 (118%)	
314 (110%)	
344 (110%)	
417 (121%)	
492 (118%)	

FY05.3 FY06.3 FY07.3 FY08.3 FY09.3

Full Year

550 (120%)	
599 (109%)	
679 (113%)	
808 (119%)	
966 (120%)	

FY05.3 FY06.3 FY07.3 FY08.3 FY09.3
(Projection)

Figures in parentheses are year-on-year comparisons

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group. Forecasts are, therefore, subject to risks and uncertainties.

Accordingly, actual performance may differ greatly from our predictions depending on changes in the economic conditions surrounding our business, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

Exhibit 2

For immediate release

November 11, 2008

Company Name:	YAMAHA CORPORATION
President and	
Representative Director:	Mitsuru Umemura
Code Number:	7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces a Change in the Date of the Merger of Two Domestic Audio Engineering Subsidiaries

Yamaha Corporation has announced the merger of two subsidiaries engaged in providing engineering services related to professional audio equipment with the objective of strengthening its position in this business in Japan. However, the merger of these two companies—Yamaha Sound Technologies Inc. (Head Office: Chuo-ku, Tokyo; President: Shuji Fukushima; hereinafter, Yamaha Sound Technologies) and FUJI SOUND CO., LTD. (Head Office: Chiyoda-ku, Tokyo; President: Makoto Takanose; hereinafter, Fuji Sound)—has now been postponed from the originally scheduled date of January 1, 2009, to April 1, 2009, because the time required for relocation to a new office and completion of other preparations will be longer than originally anticipated.

Please note that Makoto Takanose, currently president of Fuji Sound, is scheduled to assume the office of president of the newly merged company, Yamaha Sound Systems Inc., which is outlined as follows.

Outline of the New Company to Be Formed through the Merger

Company name: Yamaha Sound Systems Inc. (YSS)
Address: Nihonbashi Daini Building, 41-12, Nihonbashi Hakozaki-cho, Chuo-ku, Tokyo

Business locations: Tokyo, Osaka, Nagoya, Fukuoka, and Sendai
Representative: Makoto Takanose, President and Representative Director
(Mr. Takanose is scheduled to assume the office of president and is currently president and representative director of Fuji Sound.)
New scheduled date of the merger: April 1, 2009
Lines of business: Planning, system design, installation, adjustment, maintenance, etc., related to professional audio systems as well as development and manufacturing of professional audio equipment
Paid-in capital: ¥49.6 million (100% invested by Yamaha)
Number of employees: 140
Sales target: ¥6.0 billion in the third year following the merger

For further information, please contact:
Yamaha Corporation
Public Relations Division, Public Relations Group
Telephone: 81-3-5488-6601

Exhibit 3

Brief Explanation of Quarterly Report :

Quarterly Report for the Second Quarter of the 185th Fiscal Year ending March 31, 2009
(July 1, 2008 - September 30, 2008), dated November 14, 2008

This information is Quarterly Report, so-called *Sihanki Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-4-7-1 of the Financial Instruments and Exchange Law for the purpose that it enables investors to make proper and accurate financial conditions and business performances.

The Quarterly Report includes accounting status of the company and other significant subjects of business. The Quarterly Report also includes (I) summary of business, affiliates and employees, (II) summary of operating results, (III) plant and equipment status, (IV) information of shares, shareholders and capital, (V) information of accounting and audit report.

The Quarterly Report states the following information :
As of September 30, 2008, the Company has 86 consolidated subsidiaries and 2 affiliates.
For the second quarter of the 185th fiscal year ending March 31, 2009 (July 1, 2008 -
September 30, 2008, hereinafter reffered to as "second quarter (three months)"), total sales of the consolidated amounted to 127,264 million yen, and those of the second quarter accumulation of the fiscal year (April 1, 2008 - September 30, 2008, hereinafter reffered to as "second quarter accumulation (six months)") was 250,544 million yen. In this period, total ordinary profit of the consolitated of the second quarter (three month) amounted to 7,540 million yen and that of the second quarter accumulation (six months) was 13,283 million yen.
Further, total net profit of the consolidated of the second quarter (three months) amounted to 3,311 million yen, and that of the second quarter accumulation (six months) was 4,373 million yen.
As of September 30, 2008, the number of regular employees of the consolidated of the second quarter is totally 20,199 (decreasing total 18 employees for the end of the first quarter, June 30, 2008). The total net assets of the second quarter was 313,739 million yen.

- end -

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	Second quarter of FY2009.3 (as of September 30, 2008)	FY2008.3 (as of March 31, 2008)
ASSETS		
Current assets		
Cash and deposits	¥ 51,390	¥ 73,619
Notes and accounts receivable—trade	74,276	68,680
Short-term investment securities	11,000	31,200
Merchandise and finished goods	62,511	50,699
Work in process	16,780	16,150
Raw materials and supplies	11,846	9,453
Other	25,255	29,504
Allowance for doubtful accounts	(1,922)	(3,554)
Total current assets	251,139	275,754
Noncurrent assets		
Property, plant and equipment		
Buildings and structures, net	42,448	42,602
Machinery, equipment and vehicles, net	18,426	18,594
Tools, furniture and fixtures, net	11,439	13,115
Land	59,491	61,134
Lease assets, net	538	—
Construction in progress	4,187	4,129
Total property, plant and equipment	136,530	139,575
Intangible assets	3,768	2,471
Investments and other assets		
Investment securities	96,389	109,943
Other	13,120	13,505
Allowance for doubtful accounts	(883)	(904)
Total investments and other assets	108,626	122,544
Total noncurrent assets	248,925	264,592
Total assets	¥500,065	¥540,347
LIABILITIES		
Current liabilities		
Notes and accounts payable—trade	¥ 37,904	¥ 35,017
Short-term loans payable	24,949	14,419
Current portion of long—term loans payable	2,481	4,472
Account payables-other and accrued expenses	36,002	41,443
Income taxes payable	4,116	14,916
Provision	3,861	3,973
Other	6,330	5,931
Total current liabilities	115,645	120,174

| | (Millions of yen) |
	Second quarter of FY2009.3 (as of September 30, 2008)	FY2008.3 (as of March 31, 2008)
Noncurrent liabilities		
Long-term loans payable	3,091	2,145
Provision for retirement benefits	26,329	25,311
Other	41,259	49,687
Total noncurrent liabilities	70,680	77,144
Total liabilities	¥186,326	¥197,318
NET ASSETS		
Shareholders' equity		
Capital stock	¥ 28,534	¥ 28,534
Capital surplus	40,054	40,054
Retained earnings	211,070	229,307
Treasury stock	(24)	(326)
Total shareholders' equity	279,635	297,570
Valuation and translation adjustments		
Valuation difference on available-for-sale securities	38,031	48,945
Deferred gains or losses on hedges	972	207
Revaluation reserve for land	14,851	14,861
Foreign currency translation adjustments	(23,222)	(21,940)
Total valuation and translation adjustments	30,633	42,074
Minority interests	3,470	3,383
Total net assets	313,739	343,028
Total liabilities and net assets	¥500,065	¥540,347

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

Accumulated Consolidated Results through the Second Quarter of FY2009.3

(Millions of yen)

	Accumulated through the second quarter of FY2009.3 (April 1, 2008–September 30, 2008)
Net sales	¥250,544
Cost of sales	155,456
Gross profit	95,087
Selling, general and administrative expenses	81,757
Operating income	13,330
Non-operating income	
Interest income	546
Dividends income	1,423
Other	816
Total non-operating income	2,787
Non-operating expenses	
Sales discounts	1,795
Other	1,038
Total non-operating expenses	2,834
Ordinary income	13,283
Extraordinary income	
Gain on sale of noncurrent assets	53
Reversal of provision for product warranties	135
Total extraordinary income	188
Extraordinary loss	
Loss on retirement of noncurrent assets	368
Special retirement expenses	106
Other	77
Total extraordinary losses	552
Income before income taxes and minority interests	12,919
Income taxes—current	3,884
Income taxes—deferred	4,526
Total income taxes	8,410
Minority interests in income	135
Net income	¥ 4,373

Note: Figures of less than ¥1 million have been omitted.

Consolidated Results for the Second Quarter of FY2009.3

(Millions of yen)

	Second quarter of FY2009.3 (July 1, 2008–September 30, 2008)
Net sales	¥127,264
Cost of sales	78,060
Gross profit	49,204
Selling, general and administrative expenses	41,529
Operating income	7,674
Non-operating income	
Interest income	245
Dividends income	877
Other	283
Total non-operating income	1,406
Non-operating expenses	
Sales discounts	921
Other	619
Total non-operating expenses	1,541
Ordinary income	7,540
Extraordinary income	
Gain on sale of noncurrent assets	25
Reversal of provision for product warranties	130
Total extraordinary income	155
Extraordinary loss	
Loss on retirement of noncurrent assets	220
Special retirement expenses	11
Other	38
Total extraordinary losses	270
Income before income taxes and minority interests	7,425
Income taxes—current	2,789
Income taxes—deferred	1,272
Total income taxes	4,061
Minority interests in income	51
Net income	¥ 3,311

Note: Figures of less than ¥1 million have been omitted.

13

(3) Consolidated Statements of Cash Flows

(Millions of yen)

	Accumulated through the second quarter of FY2009.3 (April 1, 2008–September 30, 2008)
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	¥ 12,919
Depreciation and amortization	8,810
Decrease (increase) in notes and accounts receivable—trade	(7,105)
Decrease (increase) in inventories	(15,457)
Increase (decrease) in notes and accounts payable—trade	2,308
Income taxes paid	(14,439)
Other, net	(1,844)
Net cash provided by (used in) operating activities	(14,807)
Net cash provided by (used in) investment activities	
Purchases of property, plant and equipment	(9,751)
Proceeds from sales of property, plant and equipment	302
Purchase of stock of subsidiaries and affiliates	(8,283)
Purchases of investment securities	(59)
Proceeds from sales and redemption of investment securities	3,000
Other, net	(327)
Net cash provided by (used in) investment activities	(15,118)
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	11,007
Proceeds from long-term loans payable	1,200
Repayment of long-term loans payable	(2,347)
Purchases of treasury stock	(18,026)
Cash dividends paid	(5,157)
Other, net	(478)
Net cash provided by (used in) financing activities	(13,802)
Effect of exchange rate change on cash and cash equivalents	381
Net increase (decrease) in cash and cash equivalents	(43,346)
Cash and cash equivalents at beginning of period	103,371
Increase in cash and cash equivalents from newly consolidated subsidiaries	947
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(311)
Cash and cash equivalents at end of period	¥ 60,661

Note: Figures of less than ¥1 million have been omitted.

14

Exhibit 4

YAMAHA CORPORATION

Date of last revision: November 11, 2008
YAMAHA Corporation
Mitsuru Umemura
President and Representative Director
Contact: Stock Document Group, General Administration Division
Securities Code: 7951
http://www.yamaha.co.jp/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

■ Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Creating *Kando* together— carrying on the tradition of creating new *Kando* (simultaneous feelings of deep satisfaction and intense excitement) and rich culture together with people of the world through technology and artistry cultivated based on sound and music"— the Company will strive to improve the effectiveness of its management, attain high global competitiveness and profitability, and increase its corporate value and brand value by fulfilling its corporate social responsibility in areas such as compliance, environment, safety, and contribution to regional society.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance.

In conducting its business, the Company endeavors to consider the balance of interests among its

respective stakeholders—shareholders, customers, employees, and local society. The Company declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company works to maximize corporate value by maintaining the balance of interests among its stakeholders and enhancing the satisfaction of all stakeholders equitably.

Management based on Customer Creed and High-Quality Creed (Commitment to Customers)
Yamaha will fully satisfy the customer by continuing to offer high-quality and valuable products and services based on new and traditional technologies and creativity and artistry.

Sound and Transparent Management (Commitment to Shareholders)
Yamaha will endeavor to sustain everlasting development through high-quality and transparent management while ensuring healthy profits and maintaining proper returns.

Human-Oriented Management (Commitment to Those Who Work with Yamaha)
Yamaha will strive to become an organization in which all of the people in working relationships with Yamaha respect each other's individuality and creativity and fully demonstrate their abilities through the performance of business operations.

Management in Harmony with Society (Commitment to Society)
Yamaha will contribute to the development of society, culture, and economy as a good corporate citizen by observing laws with ethics and making efforts to protect the environment.

2. Capital structure

Percentage of shares owned by foreign shareholders | More than 20%, Less than 30%

[Major shareholders]

Name	Number of shares held (shares)	Ratio to total (%)
JP Morgan Chase Bank 380055	11,779.300	5.97
Japan Trustee Service Bank, Ltd. (trust a/c)	10,523,300	5.33
Yamaha Motor Co., Ltd.	10,216,140	5.18
Mitsui Sumitomo Insurance Co., Ltd.	8,918,925	4.52
Mizuho Bank, Ltd.	8,779,990	4.45

The Master Trust Bank of Japan, Ltd. (trust a/c)	8,603,300	4.36
The Shizuoka Bank, Limited	8,349,855	4.23
Sumitomo Life Insurance Company	7,300,000	3.70
Nippon Life Insurance Company	6,482,252	3.29
Japan Trustee Service Bank, Ltd. (trust a/c 4G)	6,066,000	3.08

3. Corporate attributes

Stock exchange listings	Tokyo, First section
Business year end	March 31 every year
Category of business	Other products
Number of employees (consolidated)	More than 1,000 persons
Net sales (consolidated)	More than ¥100 billion and less than ¥1,000 billion
Parent company	None
Number of consolidated subsidiaries	More than 50 and less than 100 companies

4. Other special conditions which may have material effects on corporate governance
None

Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

1. Matters related to the structure, operation, etc. of the organization

| Form of the organization | The Company adopts the Corporate Auditor system. |

[Matters related to the Directors]

| Chairman of the Board of Directors | President |

| Number of Directors | 9 persons |

| Are Any Outside Directors in Office? | Yes |

| Number of Outside Directors | 1 person |

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Takashi Kajikawa	He is from a company other than this Company.					O			O	

*1 With respect to the relations with the Company, applicable item(s) are marked "O" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Director
Takashi Kajikawa	None	(1) He is a person of desirable character and has considerable insight as a director. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

[Matters related to the Corporate Auditors]

Is the Board of Auditors Established?	Yes
Number of Corporate Auditors	4 persons

Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

Collaborations between the Corporate Auditors and the Internal Audit Control Office

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Audit Control Office and exchange views on the internal audits with the Division.

Are Any Outside Auditors in Office?	Yes
Number of Outside Auditors	2 persons

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Kunio Miura	Attorney at law				O				O	
Yasuharu Terai	He is from a company other than this Company.								O	

*1 With respect to the relations with the Company, applicable item(s) are marked "O" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Auditor
Kunio Miura	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is an attorney at law and is acquainted with laws and regulations. (3) He can be expected to audit from an objective viewpoint.
Yasuharu Terai	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Auditors

The Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when necessary,

investigate major divisions and domestic and overseas subsidiaries.

They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

Implementation of measures to grant incentives to the Directors	Introduction of a results-connected remuneration system

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

Means of disclosure	Annual Security Report (Financial Report pursuant to the Financial Instruments & Exchange Law), and other means
Scope of disclosure	Aggregate amounts paid to Inside Directors and Outside Directors respectively

Supplementary explanation on related matters

Amounts of remunerations, etc. paid to Directors and Corporate Auditors for the 184th Fiscal Year

Directors:	8 persons	¥459 million	(including Outside Directors: 1 person, ¥5 million)
Corporate Auditors:	4 persons	¥80 million	(including Outside Corporate Auditors: 2 persons, ¥11 million)

Notes: 1. Amounts of remunerations include bonuses of ¥120 million in the aggregate: ¥102 million for Directors (including ¥1 million for an Outside Director) and ¥18 million for Corporate Auditors (including ¥2 million for Outside Corporate Auditors) for the current fiscal year.

2. It was resolved, at the 182nd Ordinary General Shareholders' Meeting held on June 27, 2006, that the Company was to make a lump-sum payment of the retirement allowance to Directors and Corporate Auditors upon the abolition of the retirement allowance system. In addition to the amounts of the above remunerations, etc., an aggregate amount of ¥197 million was paid as retirement allowance under this resolution to one (1) Director and one (1) Corporate Auditor who retired from office upon the conclusion of the 183rd Ordinary General Shareholders' Meeting. An aggregate amount of ¥25 million was also paid as retirement allowance to one (1) Director and one (1) Corporate Auditor who retired from office upon the conclusion of the 184th Ordinary General Shareholders' Meeting held on June 25, 2008. In addition, those payments were calculated based upon the term of office served by each Director and Corporate Auditor as of the end of June 2006.

[Support system for Outside Director (Outside Auditors)]

When a proposal is to be submitted to the Board of Directors' Meeting or the Board of Auditors' Meeting to be attended by an Outside Auditor, the staff member working for the Corporate Auditors sends documents and other materials related to the proposal prior to the meeting, provide explanations on the proposal if necessary, and facilitate the Auditor's work to perform a complete preliminary study. With respect to other material matters, the Company also strives at all times to maintain an efficient auditing environment by providing information, supplying materials, hearing opinions, supporting investigations, collecting information, etc.

Matters to be reported or resolved at the Board of Directors' Meeting are explained to the Outside Director each time, when necessary.

2. Matters related to functions of business execution, audit and supervision, nomination, determination of remuneration, etc.

(Board of Directors)

The number of Directors of the Company is nine (9) as of June 25, 2008 (one (1) of them is an Outside Director). The Board Meeting held monthly (in principle) is responsible for group-wide management functions, including strategy planning, the monitoring of the execution of departmental business, and guidance of the corporate group therefor. To define the management responsibility of the Directors, the term of office of each Director is determined to be one (1) year.

(Representative Director and Senior Director)

The number of Representative Directors of the Company is one (1) as of June 25, 2008 (President & Representative Director). The President & Representative Director is the chief executive for all businesses of the Company and represents the Company. There is also one (1) Senior Director, who occupies the position of Chairman & Director as of the same date.

(Corporate Auditor and Board of Auditors)

The number of Corporate Auditors of the Company is four (4) as of June 25, 2008 (two (2) of them are Outside Auditors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors (staffed by one (1) personnel as of June 25, 2008).

(Management Meeting)

The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors and the Chairman of the Board of Auditors attend the Management Meeting.

(Executive Officer)

The Company adopts the executive officer system in order to enhance management functions as a consolidated group and to strengthen its business execution function. Seventeen (17) Executive Officers (including one (1) Senior Managing Executive Officer and two (2) Managing Executive Officers) assumed office as of June 25, 2008 in order to support the President, who is the chief executive for all businesses. In consideration of the importance of their responsibilities, in principle, Executive Officers who double as Directors are Group Managers of Business Divisions and/or Staff Divisions. Each Executive Officer is responsible for the business results of the Group under his or her supervision and issues appropriate commands and orders to enable

his or her Group to fulfill its functions to the fullest possible extent. Each Executive Officer is assigned to the Division(s) in charge of major management issues within a Group of Business Divisions and/or Staff Divisions under Group Managers.

(Company-wide Governance Committee and Company-wide Committee)

The Company has established a "Company-wide Governance Committee" consisting of three (3) committees, namely, a Compliance Committee, CSR Committee, and Officers Personnel Affairs Committee, all of which are chaired by the President and Representative Director. The Compliance Committee promotes company-wide cross-sectional activities to pursue the corporate social responsibility and the business operations in which legal and regulatory compliance is stressed. The CSR Committee conducts activities to encourage voluntary contribution to society by developing and applying various independently established Company standards which go beyond applicable laws and regulations. The Officers Personnel Affairs Committee increases transparency and fairness in the selection of candidates to become Directors, Corporate Auditors, and Executive Officers by nominating the candidates through discussions at the Committee. This Committee also reviews human resource development programs for future candidates and the remuneration system for officers. A variety of Company-wide Committees are established in order to marshal group-wide responses to any significant risk likely to arise in the course of the execution of business. In principle, the President, Senior Managing Executive Officer, or Managing Executive Officer assumes chairmanship of the Company-wide Committees.

(Internal Audit)

The Company has established an Internal Audit Control Office (staffed by nine (9) personnel as of June 25, 2008) under the direct control of the President and Representative Director, to review and assess the Company's system for the control and operation of overall management activities, as well as the performance of business executions, in view of legitimacy and rationality. Based on the results of this review and assessment, the Internal Audit Control Office provides information related thereto and advice and recommendations for improvement and realignment. It also endeavors to improve audit efficiency by closely communicating and consulting with the Corporate Auditors and Accounting Auditor.

(Accounting Auditor)

The Company employs Ernst & Young Shin Nihon LLC as its Accounting Auditor. Mr.

Kazuhiro Fujita, and Mr. Takahiro Takiguchi, three certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. The durations of the engagements of Mr. Fujita and Mr. Takiguchi in the auditing of the Company are both within seven (7) years, and thus the descriptions of their career histories, positions concurrently held are omitted. The said audit corporation has already introduced a voluntary shift system for Designated and Engagement Partners in order to ensure that the duration of the engagement does not exceed a certain fixed period. In addition, another five (5) certified public accountants and nine (9) assistants help the aforementioned three certified public accountants conduct the auditing work.

Measures for Shareholders and Other Stakeholders and their Implementation

1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

	Supplementary explanation
Earlier dispatch of the notice of the Meeting	In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle.
Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day").	In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible.
Exercise of voting rights through electromagnetic means	The Company allows the electronic exercise of voting rights via the Internet and also introduces the Tokyo Stock Exchange Platform to facilitate voting by institutional investors.
Others	The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products.

2. IR Activities

	Presentation by Representative	Supplementary explanation
Periodic presentation meeting for individual investors	Will not be made	The Company proactively participates in securities companies' events for individual investors.

Periodic presentation meeting for analysts and institutional investors	Will be made	The Company holds an IR presentation meeting for securities analysts and institutional investors when releasing its quarterly results. It also organizes facilities tours and business presentations once a year.
Periodic presentation meeting for foreign investors	Will be made	The Company holds presentation meetings with foreign institutional investors twice a year.
Posting of IR materials via the website	Contained	The Company enriches its IR materials and provides information through its website. It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc.
Placing department (or person) in charge of IR	-	Public & Investors Relations Group, Public Relations Division

3. Reinforcing respect for the stakeholders' positions

	Supplementary explanation
The provision of internal rules, etc. concerning respect for stakeholders' positions	As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the "Codes of Conduct for Compliance."
Environmental protection activities, CSR activities, etc.	The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The. Company also issues environmental and social reports to introduce its works for environmental protection and other social activities.

Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director..
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Audit Control Office formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system.
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Audit Control Office conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Audit Control Office to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries

   * The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.

   * The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.

   * The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.

   * In principle, each of the group companies has established a Board of Directors and Corporate Auditors (or a Board of Auditors).

   * Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

   As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to

the Corporate Auditors

The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors

* The Corporate Auditors attend the Management Meeting, the Executive Officers' Meeting, and other important meetings, and express their opinions when necessary.
* The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
* In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
    * Activity reports by the relevant staff division on internal control practices
    * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
    * Reports by the Internal Audit Control Office on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

The President & Representative Director has periodic opportunities, either personally or through the Internal Audit Control Office, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

Basic concept and framework for excluding anti-social forces

We are committed, through our corporate philosophy, to "uphold high morality and comply with laws to contribute to the development of the society, cultures, and economies of local and global communities as a good corporate citizen." In keeping with this commitment, we

have been striving to provide complete education programs on compliance. The "Codes of Conduct for Compliance" prescribed by the Company declare that the exclusion of anti-social forces is one of the key factors required for compliance management. In accordance with the Codes, we stand firm in our refusal to comply with unjustifiable requests from anti-social forces and in our commitment to never cover up scandals or other circumstances that may draw unjustifiable requests.

If we receive any unjustifiable requests from anti-social forces, we will endeavor to settle the matter by treating it as an issue for the entire corporate organization rather than leaving it solely to the discretion of the person or department in charge.

More specifically,

* The General Administration Division assists in the handling and settlement of any issue involving an unjustifiable request, under the instructions of the Group Manager of the Finance and Administration Group.

* We maintain close contact with the police and the liaison council of corporate defense, etc. in each district, to collect and exchange information concerning anti-social forces. Further, we ask for the opinions and assistance of lawyers, whenever necessary, in order to secure reasonable negotiation proceedings, methods for settlement, etc.

* We take a tough stance against unjustifiable requests and never hesitate to resort to legal procedure, either civil or criminal.

["Pattern Diagram" for reference: See attached paper at the end.]

Other Matters

1. Matters concerning the anti-takeover measures

The Company introduced a set of "Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)" (the "Plan") with the approval of shareholders at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007, in order to secure and enhance corporate value and the common interests of shareholders.

I Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company

The Yamaha Group has developed core businesses anchored in music and sound under the Yamaha brand. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to popularize music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships with business partners built on trust in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group.

There is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or to the common interests of the shareholders of those companies. Some of large purchases among them clearly impair the corporate value of the targeted company and common interests of the company's shareholders. The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders do not meet the standards of integrity required of those who are to be entrusted with control over

decision-making on the financial and business policies of the Company.

II Outline of the Anti-Takeover Measures

1. The Anti-Takeover Measures set forth a procedure to secure and enhance the corporate value of the Company and common interests of the shareholders. In this procedure, the Purchaser or the person offering to purchase the shares is required to provide information with respect to the relevant purchase upon request by the Company, while the Company secures a period to gather information and examine the proposed purchase. During the period, the management of the Company presents a single or alternative plan to the shareholders or conducts negotiations, etc. with the Purchaser or person offering to purchase the shares.

Purchases subject to the Anti-Takeover Measures are as follows.

(i) Concerning shares, etc. issued by the Company, any purchase that increases the holding ratio of shares, etc. of the holder to 20% or greater,

(ii) Concerning shares, etc. issued by the Company, a tender offer that increases the total sum of the ratio of ownership of shares, etc. relating to the tender offer and the ratio of ownership of the shares, etc. of a Special Stakeholder to 20% or greater.

2. When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of its shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan, the Company will grant all of its shareholders (other than the Company) Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of the Stock Acquisition Rights without compensation, with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for the Company shares from persons other than the relevant Purchaser.

3. In order to rule out arbitrary judgments by the Board of Directors on the execution, non-execution, acquisition, etc. of the Stock Acquisition Rights, the Company has resolved to ensure transparency by entrusting the judgment solely to an "Independent Panel" made up of members independent of the Company in accordance with the Independent Panel Rules, and in the meantime by the timely disclosure of information to shareholders.

The Independent Panel makes the above judgment within the prescribed examination period (60

days in principle) based on the Necessary Information submitted in advance by the relevant Purchaser, information provided by the Board of Directors, and an opinion provided by the Board of Directors, and recommends the judgment to the Board of Directors. The Board of Directors will honor the aforesaid recommendation from the Independent Panel to the fullest degree and promptly adopt a resolution with respect to implementation or non-implementation of the issuance of the Stock Acquisition Rights without compensation.

4. If the Stock Acquisition Rights are issued without compensation in accordance with the Plan and the Company shares are granted to shareholders other than the relevant Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of the Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of the Company shares may be diluted by up to 50%.

5. The Anti-Takeover Measures approved at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007 shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Shareholders' Meeting to be held in 2010. Even before the expiration of the effective period, if a resolution for the repeal of the Plan is adopted at the General Shareholders' Meeting or a resolution for the repeal of the Anti-Takeover Measures is approved at a meeting of the Board of Directors consisting of Directors elected by the General Shareholders' Meeting, the Anti-Takeover Measures shall be repealed at the relevant point of time.

2. Other matters concerning corporate governance system, etc.

Not applicable.

[Reference Material: "Pattern Diagram"]



END